

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATH
Greece


06017618

BY COURIER

No/Date : CEO/4266/27-09-06

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5234604.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Dimitrios Maniatakis
Chief Executive Officer

10/25

Enclosure
- An announcement



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC's international activities

Following journalists' queries regarding PPC' s collaboration with the energy company ContourGlobal LLC, PPC's Management wishes to inform on the following:

1. The decision to form a subsidiary company aiming to develop PPC's international energy investments, in collaboration with ContourGlobal, was taken following the recommendation of the relevant PPC departments and the unanimous decision of the Board of Directors. It is common knowledge that representatives of shareholders and employees participate in the Board of Directors of PPC.
2. PPC and ContourGlobal participate in this strategic investment scheme with 45% stake each, whereas the European Bank of Reconstruction and Development (EBRD) is in the process of entering the scheme with a minority stake of 10% .
3. The International Finance Corporation (IFC), the subsidiary investment group of the World Bank, has shown interest, among other investors, in participating in this investment scheme.
4. The choice to collaborate with ContourGlobal was made, given that its executives have considerable credentials in energy investments in more than 25 countries having realized more than 55 energy projects. The major shareholder of ContourGlobal is Reservoir Capital Group, a company that has $3 bn under management.
5. Well respected financial institutions and large New York based law firms have provided PPC with letters of recommendation for ContourGlobal.
6. The new management of the international joint venture is meeting this week in London, executives from EBRD in order to finalize the equity participation of the latter in the strategic scheme.

PPC S.A. develops its international activities by protecting the interests of both its shareholders and employees. The increased interest of top financial institutions in entering the equity capital of the new company of international investments proves the reliability and the creditworthiness of PPC.

Athens, 26 September 2006



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : CEO/4211/26-09-06

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding a Directorate Change.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5234604.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Dimitrios Maniatakis
Chief Executive Officer

Enclosure
- An announcement regarding a Directorate Change


ΔΕΗ

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

"Public Power Corporation S.A." announces the resignation of its Chief Financial Officer, Mr. Gregorios Anastasiadis.
His replacement will take place in accordance with the provisions of the company's articles of incorporation.

Athens, 26-9-2006



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : CEO/4341/29-09-06

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5234604.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Dimitrios Maniatakis
Chief Executive Officer

Enclosure

- A Press Release of PPC S.A.

PRESS RELEASE

"PPC S.A. operates and advances to the interest of its shareholders, its employees and the Greek society complying with the current legislation on societe anonyme and the basic principles of Corporate Governance. The company's development strategy is defined through internal procedures securing collectivity, strict internal and external controls, and decision-making based on clearly defined actions."

The aforementioned were stated by Dimitris Maniatakis, CEO of PPC S.A., in reply to reporters' questions concerning an alleged interference of the Ministry of Development in the company's internal operations and activities. In specific, Mr. Maniatakis unequivocally contradicted any kind of external intervention in the company's integral operation and pointed out that:

- PPC is a listed company conditioned by the legislation on anonyme societe and adheres to all obligations arising from the firm stock market legislation.
- The BoD is the supreme administration authority which after talks takes decisions based on the suggestions submitted by the relevant services. It should be reminded that the PPC BoD constitutes of 11 members, 6 of whom are appointed by the Greek government, which is the main shareholder owing 51%. There are also 2 minority shareholders, 2 employees and a member of OKE (Greek Economic and Social Committee).
- The CEO, as an executive, bears the responsibility of the company's smooth internal operation and the submission of the relevant services' suggestions to the BoD so as to be discussed and a decision to be made.
- The Greek government's role, as a shareholder and supervising ministry, have already been mentioned clearly in the newsletters of PPC's flotation. It should be stressed that, while PPC remains a public benefit company serving the Greek people, it preserves its full administrative collectivity and operates on clearly private economic criteria in the new conditions created by the electric power market liberalization.

  Mr. Maniatakis, PPC S.A. CEO concluded by accentuating the following:

  "A firm choice of the current administration body is to strengthen decentralization and to support the activities and responsibilities of service agents in order to achieve greater collectivity and transparency in the decision-making process. Our constant concern is the continuous promotion of internal and external controls at all levels."

Athens, September 28, 2006